Exhibit 99.1

CORUS ENTERTAINMENT ANNOUNCES FISCAL 2011 FIRST QUARTER RESULTS
•	Consolidated revenues up 8% and segment profit up 11%.
•	Television specialty ad growth of 17%.
•	Radio revenue growth of 3% with Ontario up 9%.
•	Basic earnings per share of $0.57 for the quarter compared to $0.92 last year ($0.61 on an adjusted basis).

TORONTO, Jan. 11 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced its first quarter financial results today.

"Our advertising sales momentum continued in our first quarter and, in combination with our cost control initiatives, we delivered double digit segment profit growth.  An outstanding start to our fiscal year," said John Cassaday, President and CEO of Corus Entertainment.  "We are also very encouraged by the strong viewer response to OWN in the USA and the positive reaction from Canadian advertisers."

Financial Highlights

(unaudited)	Three months ended
(in thousands of Canadian dollars except per share amounts)	November 30,
	2010	2009
Revenues
Radio	73,134	71,074
Television	167,517	151,255
	240,651	222,329
Segment profit
Radio	22,157	21,821
Television	78,100	67,068
Corporate	(7,960)	(5,664)
	92,297	83,225

Net income	46,221	73,908
Earnings per share
Basic	$ 0.57	$ 0.92
Diluted	$ 0.56	$ 0.91
Consolidated Results

Consolidated revenues for the three months ended November 30, 2010 were $240.7 million, up 8% from $222.3 million last year.  Consolidated segment profit was $92.3 million, up 11% from $83.2 million last year.  Net income for the quarter was $46.2 million ($0.57 basic and $0.56 diluted), compared to $73.9 million ($0.92 basic and $0.91 diluted) last year.  Net income for the prior year includes a $16.2 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.  Removing the impact of these items results in an adjusted first quarter basic earnings per share of $0.61 in the prior year.

Operational Results - Highlights

Radio

•	Segment revenues increased by 3%.
•	Segment profit increased by 2%.
•	Revenues for Ontario Radio increased 9%.

Television

•	Segment revenues increased by 11%.
•	Segment profit increased by 16%.
•	Specialty advertising revenues increased by 17%.
•	Subscriber revenues increased by 9%.
•	Movie Central finished the quarter with 976,000 subscribers, up 2% from Q1 of fiscal 2010.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation.  The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX, CKOI, 98.5 FM, Q107 and 102.1 the Edge.  Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B).  Experience Corus on the web at www.corusent.com.

The unaudited consolidated financial statements and accompanying notes for the three months ended November 30, 2010 and Management's Discussion and Analysis are available on the Company's website at www.corusent.com in the Investor Relations section.

A conference call with Corus senior management is scheduled for January 11, 2011 at 4 p.m. ET.  While this call is directed at analysts and investors, members of the media are welcome to listen in.  The dial-in number for the conference call for North America is 1.800.685.7816 and for local/international callers is 416.981.9076.  PowerPoint slides for the call will be posted at 3:45 p.m. ET on January 11, 2011 and can be found on the Corus Entertainment website at www.corusent.com in the Investor Relations section.

This press release contains forward-looking information and should be read subject to the following cautionary language:

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements").  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2010	2010
ASSETS
Current
Cash and cash equivalents	23,554	7,969
Accounts receivable	223,381	175,134
Income tax recoverable	-	1,781
Prepaid expenses and other	18,549	18,008
Program and film rights	153,098	159,726
Future tax asset	5,914	6,423
Total current assets	424,496	369,041

Tax credits receivable	44,023	39,597
Investments and other assets	23,682	22,699
Capital assets	169,380	161,585
Program and film rights	105,425	88,684
Film investments	100,760	100,454
Broadcast licenses	582,166	582,166
Goodwill	695,029	695,029
	2,144,961	2,059,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	222,668	203,422
Income taxes payable	5,820	-
Total current liabilities	228,488	203,422
Long-term debt	722,816	691,891
Other long-term liabilities	89,025	91,423
Future tax liability	98,494	98,516
Total liabilities	1,138,823	1,085,252

Non-controlling interest	15,669	18,055

SHAREHOLDERS' EQUITY
Share capital	861,183	856,655
Contributed surplus	11,392	11,780
Retained earnings	129,632	98,669
Accumulated other comprehensive income	(11,738)	(11,156)
Total shareholders' equity	990,469	955,948
	2,144,961	2,059,255

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars except per share amounts)	2010	2009
Revenues	240,651	222,329
Direct cost of sales, general and
administrative expenses	148,354	139,104
Depreciation	6,622	4,516
Interest expense	14,883	8,148
Disputed regulatory fees	-	(16,194)
Restructuring charges	2,378	-
Other income, net	(219)	(1,784)
Income before income taxes and
non-controlling interest	68,633	88,539
Income tax expense	20,592	13,453
Non-controlling interest	1,820	1,178
Net income for the period	46,221	73,908

Earnings per share
Basic	$ 0.57	$ 0.92
Diluted	$ 0.56	$ 0.91

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars except per share amounts)	2010	2009
Net income for the period	46,221	73,908
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(753)	(445)
Unrealized change in fair value of available-for-sale
investments, net of tax	171	39
Unrealized change in fair value of cash flow hedges,
net of tax	-	1,446
Recognition of change in fair value of cash flow
	(582)	1,040
Comprehensive income for the period	45,639	74,948

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
Share capital
Balance, beginning of period	856,655	840,602
Issuance of shares under stock option plan	2,924	1,402
Other	1,604	336
Balance, end of period	861,183	842,340

Contributed surplus
Balance, beginning of period	11,780	17,303
Stock-based compensation	233	899
Settlement and modification of long-term incentive plan	-	(3,473)
Exercise of stock options	(621)	(335)
Balance, end of period	11,392	14,394

Retained earnings
Balance, beginning of period	98,669	20,380
Net income for the period	46,221	73,908
Dividends	(15,258)	(12,017)
Balance, end of period	129,632	82,271

Accumulated other comprehensive loss
Balance, beginning of period	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(582)	1,040
Balance, end of period	(11,738)	(22,967)

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period	46,221	73,908
Add (deduct) non-cash items:
Depreciation	6,622	4,516
Amortization of program and film rights	42,132	41,726
Amortization of film investments	10,922	5,533
Future income taxes	472	(15,336)
Non-controlling interest	1,820	1,178
Stock option expense	233	204
Imputed interest	2,600	1,696
Other	(267)	(91)
Net changes in non-cash working capital
balances related to operations	(35,309)	(21,436)
Payment of program and film rights	(38,153)	(41,610)
Net additions to film investments	(21,850)	(17,961)
Cash provided by operating activities	15,443	32,327

INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,266)	(6,106)
Business combinations	-	(36,000)
Net cash flows for investments and other assets	(885)	1,091
Decrease in public benefits associated with
acquisitions	(225)	(238)
Cash used in investing activities	(14,376)	(41,253)

FINANCING ACTIVITIES
Decrease in bank loans	30,192	39,885
Issuance of shares under stock option plan	2,303	1,067
Dividends paid	(11,591)	(11,674)
Dividend paid to non-controlling interest	(4,206)	(3,860)
Other	(2,180)	(3,444)
Cash used in financing activities	14,518	21,974
Net change in cash and cash equivalents
during the period	15,585	13,048
Cash and cash equivalents, beginning of period	7,969	10,922
Cash and cash equivalents, end of period	23,554	23,970

CORUS ENTERTAINMENT INC.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars except per share amounts)

Three months ended November 30, 2010
	Radio	Television	Corporate	Consolidated
Revenues	73,134	167,517	-	240,651
Direct cost of sales, general
and administrative expenses	50,977	89,417	7,960	148,354
Segment profit (loss)	22,157	78,100	(7,960)	92,297
Depreciation	1,272	1,703	3,647	6,622
Interest expense	880	6,148	7,855	14,883
Restructuring charges	806	2	1,570	2,378
Other expense (income), net	(88)	(632)	501	(219)
Income (loss) before income taxes and
non-controlling interest	19,287	70,879	(21,533)	68,633

Three months ended November 30, 2009
	Radio	Television	Corporate	Consolidated
Revenues	71,074	151,255	-	222,329
Direct cost of sales, general
and administrative expenses	49,253	84,187	5,664	139,104
Segment profit (loss)	21,821	67,068	(5,664)	83,225
Depreciation	1,670	1,906	940	4,516
Interest expense	188	1,175	6,785	8,148
Disputed regulatory fees	(8,901)	(7,293)	-	(16,194)
Other expense (income), net	91	(1,253)	(622)	(1,784)
Income (loss) before income taxes and
non-controlling interest	28,773	72,533	(12,767)	88,539

Revenues by segment
	Three months ended
	November 30,
	2010	2009
Radio
West	26,065	26,233
Ontario	26,704	24,504
Quebec and other	20,365	20,337
	73,134	71,074

Television
Kids	78,013	68,499
Specialty and Pay	89,504	82,756
	167,517	151,255

Segment profit
	Three months ended
	November 30,
	2010	2009
Radio
West	8,998	9,701
Ontario	9,472	8,475
Quebec and other	3,687	3,645
	22,157	21,821

Television
Kids	41,426	33,309
Specialty and Pay	36,674	33,759
	78,100	67,068

Revenues by type
	Three months ended
	November 30,
	2010	2009
Advertising	137,051	127,120
Subscriber fees	73,762	67,419
Other	29,838	27,790
	240,651	222,329

%CIK: 0001100868

For further information:
John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie Executive Vice President and Chief FinancialOfficer Corus Entertainment Inc. 416.479.6080

Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 07:00e 11-JAN-11